UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38153

FEDERAL STREET ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

100 Federal Street, 35th Floor

Boston, MA 02110

(617) 227-1050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one warrant

Class A Common Stock, $0.0001 value per share

Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(d)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*          On January 4, 2019, upon the consummation of the transactions contemplated by that certain Amended and Restated Agreement and Plan Merger Agreement, dated December 19, 2018, among Federal Street Acquisition Corp. (“FSAC”), Agiliti, Inc., Agiliti Holdco, Inc., and the other parties thereto, FSAC became  a wholly-owned subsidiary of Agiliti, Inc. and the FSAC securities covered by this Form ceased to be outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

FEDERAL STREET ACQUISITION CORP.

Date:	January 14, 2019	By:	/s/ James Pekarek
Name: James Pekarek
Title: Chief Financial Officer